Mail Stop 3010

March 4, 2010

<u>Via U.S. Mail and Facsimile 312.819.0034</u>

Ms. Lauralee E. Martin
Executive Vice President and Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

       Re: **Jones Lang LaSalle Incorporated**
              Schedule 14A
              Filed April 16, 2009
              File No. 1-13145

Dear Ms. Martin:

We have reviewed your response dated January 14, 2010 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A – Definitive Proxy Statement</u>

<u>Executive Compensation, page 29</u>

<u>Compensation Discussion and Analysis, page 29</u>

<u>Determination of 2008 Annual Bonus Incentives, page 47</u>

1.   We note your responses to prior comments 6 and 7. Please confirm that you will revise your disclosure to more fully describe the discretion exercised by your committee in determining awards and clarify, if true, that the committee does not use specific financial targets, but rather exercises its discretion after taking into account various factors, both financial and non-financial. In addition, we continue to believe that you should more fully describe such factors. To the extent the committee uses specific performance targets to determine incentive awards, we continue to believe that you should disclose such targets or provide a more detailed supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Jennifer Gowetski, Senior Counsel, at 202.551.3401 if you have any questions regarding the additional comment above.

Sincerely,

Kevin Woody
Accounting Branch Chief